EXHIBIT 12.1
Statement Regarding the Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	9/30/2008	9/30/2007	9/30/2006	9/30/2005	9/30/2004
Pre-tax Loss from Continuing Operations	$(62,965)	$(94,867)	$(39,912)	$(14,879)	$(7,112)

Fixed Charges
Interest expense	5,442	2,430	2,402	2,875	912
Capitalized interest expense	596	698	30	—	—
Amortization of discounts and issuance costs related to indebtness	1,348	748	937	2,387	432
Rental expenses representative of an interest factor	87	67	40	16	12

Total Fixed Charges	7,473	3,943	3,409	5,278	1,356

Earnings
Pre-tax loss from continuing operations plus fixed charges	$(55,492)	$(90,924)	$(36,503)	$(9,601)	$(5,756)

Ratio of Earnings to Fixed Charges	nm	nm	nm	nm	nm

Due to losses incurred for the years ended September 30, 2008, 2007, 2006, 2005 and 2004, we would have had to generate additional earnings of $94.9 million, $39.9 million, $14.9 million, $7.1 million and $9.5 million, respectively, to achieve a coverage ratio of 1:1.